UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-152314

KCP&L Greater Missouri Operations Company Retirement Investment Plan
(Exact name of registrant as specified in its charter)

1201 Walnut

Kansas City, Missouri 64106

(816) 556-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the above-referenced Plan
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Great Plains Energy Incorporated 401(k) Savings Plan, as successor to the KCP&L Greater Missouri Operations Company Retirement Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Great Plains Energy Incorporated 401(k) Savings Plan

Date: August 11, 2009	By: Great Plains Energy Incorporated 401(k) Savings Plan Administrative Committee
By: /s/ Michael W Cline
Michael W. Cline
Member of Administrative Committee and Vice President – Investor Relations and Treasurer of Great Plains Energy Incorporated

*  Effective July 1, 2009, the KCP&L Greater Missouri Operations Company Retirement Investment Plan (the “Investment Plan”) merged with and into the Great Plains Energy Incorporated 401(k) Savings Plan (the “Savings Plan”), with the Savings Plan as the surviving plan.  As a result of the merger, the Investment Plan and the interests therein ceased to exist.